SOPHEON PLC

NEW ORDERS AND Q3 TRADING UPDATE

In accordance with the requirements of the Euronext
Amsterdam stock exchange, Sopheon plc ("Sopheon";
stock code : SPE) issues its trading update for the third quarter of 2002 together with further information on new business development.

Within the Business Process Solutions (BPS) division, Sopheon's flagship Accolade solution has continued to show real progress in the face of an economic environment which remains stubbornly challenging. The interim statement released at the end of August noted that four new licence orders and four pilots had been concluded since the start of the year. At the end of November this has been extended by a further three full licence orders including the substantial sale to Pall Corporation announced in October, and six pilot installations or assessment studies. To date, all assessments have converted, or are on track to convert, into full licence sales. In addition, the pipeline of opportunities to close in the remaining month of the year remains substantial, with both new licence and extension activity anticipated. While there is much work to do, all efforts are focused on securing the business required to achieve expectations and secure a sound footing for 2003.
In support of this, the installed licence base for Accolade provides an increasingly broad and deep reference base.

Certain Accolade customers have also taken up subscriptions or projects with the group's more traditional Information Management (IM) services, validating the strategic fit of this independently managed business. Nevertheless, as previously announced, the core IM business was affected coming out of 2001 both by the economic climate and by customer M&A activity, in Germany in particular.
These challenges have been met by new sales and product initiatives, as well as organisational change, and there are signs that the business is recovering with subscription renewal rates increased compared to the prior year.

The drive to reduce cash burn has remained at the top of the board's agenda; the need to achieve positive cash flow generation and to sustain cash resources remain key ongoing priorities. As well as looking to revenue growth in the short term, from Accolade in particular, control of the cost base remains focused. Since January 2002, the total headcount has been reduced by approximately 70 people to around 190 today, the majority of this adjustment taking place in the third quarter following the successful release of Accolade 4.0 and completion of other integration activities linked to Sopheon's acquisitions in 2001. This compares with a total of approximately 350 employees a year ago. The board will continue to seek to match resources to business expectations as we go forward into 2003.

Other major developments announced in the third quarter include the appointment of Seymour Pierce
Limited as the Company's nominated adviser and broker, and the appointment of Dan Metzger, a senior and experienced veteran of the ERP and Collaborative Software industry, as a non-executive director.

Andy Michuda CEO of Sopheon said: "We remain on course to become a leading supplier of software and expert services that enable major corporations to improve critical processes within R&D, and new product development in particular. Momentum is building with Accolade which, in line with our overall strategy, should pull through the group's other services. Our ever-strengthening base of reference clients and the high level of market interest in our solution continue to affirm our expectations that the pace will accelerate in the near term and deliver the improved returns that we and our shareholders require."





About Sopheon

Sopheon (LSE:SPE) is an international provider of software tools, experts and content that help organizations improve the business impact of product development. Sopheon serves nearly half of the technology-driven companies on the Fortune 500, enabling higher, faster return on innovation and product development investments through technology and human-based decision support. The company's products and services include its flagship Accolade(r) product development system, the award-winning
Teltech.com(r) Web-based research portal for technical and business professionals, and Organik(r) expertise-sharing software. Sopheon is listed on the Alternative Investment Market of the London Stock
Exchange and on the Euronext in the Netherlands.
For more information, please visit www.sopheon.com.




FOR FURTHER INFORMATION CONTACT :
Barry Mence,
Chairman
Sopheon plc
Tel : + 44 (0)1483-883000
Arif Karimjee, CFO
Sopheon plc
Tel : + 44 (0)1483-883000
Steve Liebmann
Buchanan Communications
Tel : + 44 (0)207-466-5000
Barbara Jansen
Citigate First
Financial
Tel : + 31 (0)205-754-010

Sopheon : Q3 update / page 4